



AB
3/16

AP
2/29



12011653

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER
8- 53205

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/1/11_____ AND ENDING_____12/31/11_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Financial Securities, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

6003 University Avenue, Suite C
_____
(No. and Street)

Cedar Falls   IA   50613
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dick Dobson Sr.   319-277-3553
_____
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
_____
                    (Name – if individual, state last, first, middle name)

3999 Pennsylvania Avenue, Suite 100   Dubuque   IA   52002-2639
_____
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JD
3/2/12

OATH OR AFFIRMATION

I, ___H. Richard Dobson Jr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___American Financial Securities, Inc._____ , as of _____December 31, 20 _11_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JOAN M. SHIRLEY
COMMISSION NO. 196504
MY COMMISSION EXPIRES
May 18, 2013

_____
Signature

Exec, Vice President/FinOp
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Financial Statements
December 31, 2011 and 2010
American Financial Securities Inc.



CPAs & BUSINESS ADVISORS

Independent Auditor's Report

The Board of Directors
American Financial Securities, Inc.
Cedar Falls, Iowa

We have audited the accompanying statements of financial condition of American Financial Securities, Inc., as of December 31, 2011 and 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of American Financial Securities, Inc., as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Dubuque, Iowa
February 22, 2012

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa
STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

-ASSETS-

		2011		2010
CURRENT ASSETS:				
Cash in bank	$	28,557	$	31,519
Commissions receivable		8,575		2,015
Total Current Assets	$	37,132	$	33,534
OTHER ASSETS:				
AFS Daily Account	$	135	$	130
Prepaid Expenses		1,186		-
Total Other Assets	$	1,321	$	130
FIXED ASSETS:				
Computer-net of accumulated depreciation of $2,402 and $1,920 at December 31, 2011 and 2010, respectively	$	-	$	482
TOTAL ASSETS	$	38,453	$	34,146

-LIABILITIES AND STOCKHOLDER'S EQUITY-

		2011		2010
CURRENT LIABILITIES:				
Commissions payable	$	4,288	$	1,008
TOTAL LIABILITIES	$	4,288	$	1,008
STOCKHOLDER'S EQUITY:				
Common stock, no par value, stated value $5 per share, 1,000 shares authorized, issued and outstanding	$	5,000	$	5,000
Additional paid-in-capital		20,000		20,000
Retained earnings		9,165		8,138
Total Stockholder's Equity	$	34,165	$	33,138
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	38,453	$	34,146

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa
STATEMENTS OF INCOME
For the Years Ended December 31, 2011 and 2010

	2011	2010
REVENUE	$ 151,808	$ 151,498
OPERATING EXPENSES	120,781	113,921
OPERATING INCOME	$ 31,027	$ 37,577
NET INCOME	$ 31,027	$ 37,577

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2011 and 2010

	2011	2010
RETAINED EARNINGS, BEGINNING OF YEAR	$ 8,138	$ (1,939)
Net Income	31,027	37,577
Stockholder Distributions	(30,000)	(27,500)
RETAINED EARNINGS, END OF YEAR	$ 9,165	$ 8,138
CAPITAL STOCK:		
Common Stock, Beginning of Year	$ 5,000	$ 5,000
Common Stock – End of Year	$ 5,000	$ 5,000
ADDITIONAL PAID-IN-CAPITAL:		
Balance, Beginning of Year	$ 20,000	$ 20,000
Additional Paid-in-Capital – End of Year	$ 20,000	$ 20,000
TOTAL STOCKHOLDER'S EQUITY	$ 34,165	$ 33,138

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 31,027	$ 37,577
Adjustment to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	482	480
Operating Assets:		
(Increase) Decrease in Commissions receivable	(6,560)	1,891
(Increase) Decrease in Restricted account	(5)	-
(Increase) Decrease in Prepaid Expenses	(1,186)	--
Increase (Decrease) in Operating Liabilities:		
Commissions payable	3,280	(945)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 27,038	$ 39,003
CASH FLOWS FROM INVESTING ACTIVITIES:		
Stockholder distributions	$ (30,000)	$ (27,500)
CASH FLOWS FROM FINANCING ACTIVITIES:	$ -	$ -
Increase (Decrease) in cash	$ (2,962)	$ 11,503
Cash at Beginning of Year	31,519	20,016
Cash at End of Year	$ 28,557	$ 31,519

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Operations</u> – The Company is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges on the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(1) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivery all customer securities, and accordingly, does not otherwise hold funds or securities for, or owe money on securities to customers. The Company does not accept money from customers, but rather all customer payments are made out directly to the fund into which the customer is investing.

<u>Basis of Presentation</u> - The Company is engaged in a single line of business as a limited mutual fund/variable annuities securities broker-dealer.

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure we consistently report our financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the Codification or ASC.

<u>Use of Estimates in Preparing Financial Statements</u> – The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could vary from those estimates.

<u>Allowance for Un-collectible Accounts</u> – Accounts receivable has been adjusted for all known un-collectible accounts. No allowance for bad debts is considered necessary at year-end.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes – The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's income in their individual income tax returns.

The Company adopted the provisions of FASB Accounting Standards Codification Topic ASC 740-10 (previously Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes), on January 1, 2009. The implementation of this standard had no impact on the financial statements. As of both the date of adoption and as of December 31, 2011, and 2010 the unrecognized tax benefit accrual was zero.

The Company has evaluated for uncertain tax positions and management has expressed there are no uncertain tax positions as of December 31, 2011 and 2010. The tax returns for the past three years remain open for examination by tax jurisdictions.

Basis of Accounting – Basis of accounting refers to when revenues and expenses are recognized in the accounts and reported in the financial statements. Basis of accounting relates to the timing of the measurements made, regardless of the measurement focus applied.

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles. Revenues are recognized when earned and expenses are recorded when the liability is incurred.

Fixed Assets – Fixed assets are stated at cost. Depreciation is computed on the straight-line method over a life of five years.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash Equivalents – For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Receivables – Commissions receivable are uncollateralized obligations generated by the sale of mutual funds and insurance products. They are stated at the amount computed by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or insurance policy sold. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for determining when a receivable becomes delinquent. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectible and therefore has not reported a valuation allowance.

Trade Date Basis – Commission revenue and related expenses are recorded on a trade date basis.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS

Amounts receivable from and payable to broker dealers at December 31, 2011 and 2010, consist of the following:

	Receivable		Payable	
	2011	2010	2011	2010
Fees and commissions receivable/payable	$8,575	$2,015	$4,288	$1,008

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net allowable capital of $32,844, which was $27,844 in excess of its required net capital of $5,000, and aggregate indebtedness of $4,288, a ratio of .13 to 1. At December 31, 2010, the Company had net allowable capital of $32,526, which was $27,526 in excess of its required net capital of $5,000, and aggregate indebtedness of $1,008, a ratio of .03 to 1.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company derived approximately 81% of its revenue from three mutual fund families during the year ended December 31, 2011, and approximately 88% of its revenue from two mutual fund families during the year ended December 31, 2010.

NOTE 5 – RELATED PARTIES

The Company occupies office space, rent free, in offices owned by Black Hawk Properties, owned by the same principal shareholder of American Financial Securities, Inc. For the years ended December 31, 2011 and 2010, the Company paid $6,000 and $20,000, respectively of management fees to Investors Professional Services (IPS), a company owned by substantially the same owner as American Financial Securities, Inc.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to the year end, the Company has paid out $5,000 in stockholder distributions.



Supplementary Information
December 31, 2011 and 2010

American Financial Securities Inc.

www.eidebailly.com



Independent Auditor's Report on Supplementary Information

The Board of Directors
American Financial Securities, Inc.
Cedar Falls, Iowa

We have audited the accompanying financial statements of American Financial Securities, Inc., as of and for the years ended December 31, 2011 and 2010, and have issued our report thereon dated February 22, 2012. Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Eide Bailly LLP

Dubuque, Iowa
February 22, 2012

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011 and 2010

	2011	2010
Net Capital	$ 34,165	$ 33,138
Non-Allowable Assets	(1,321)	(612)
Net Capital Allowed	$ 32,844	$ 32,526
Required Net Capital	5,000	5,000
Excess Net Capital	$ 27,844	$ 27,526

SCHEDULE II

RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL
TO UNAUDITED PART II UNDER RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011 and 2010

	2011	2010
Net Capital Per Part IIA	$ 32,844	$ 32,526
Net Capital Per Audit	32,844	32,526
Difference	$ –	$ –



CPAs & BUSINESS ADVISORS

Independent Auditor's Report on Internal Control

The Board of Directors
American Financial Securities, Inc.
Cedar Falls, Iowa

In planning and performing our audits of the financial statements and supplemental schedule of American Financial Securities, Inc., (the Company) for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing out auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in internal control to be a significant deficiency:

SIPC-7 Reporting

During review of the SIPC-7 General Assessment Reconciliation, we noted an error in calculating the amount owed to SIPC for the year. We recommend that a correcting form be issued for the current year and that guidelines are continuously reviewed to avoid errors in the future.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Dubuque, Iowa
February 22, 2012